Exhibit 99.1

Intelligent Group Limited

(stock code: INTJ)

Intelligent Group Limited Reports Strong Growth in H1 2024 Financial Results

(Hong Kong, November 1, 2024) Intelligent Group Limited (“Intelligent Group” or “the Company”, NASDAQ: INTJ), a leading financial public relations service provider based in Hong Kong, announced its unaudited financial results for the six months ended May 31, 2024.

In the first half of the year, total revenue increased by 27.3% year-on-year

The report shows that Intelligent Group achieved steady growth over the past six months and continues to consolidate its market position in the financial services sector. In the first half of 2024, the Company achieved total revenue of HKD 10.4 million (approximately USD 1.3 million), with a net profit of HKD 1.2 million (approximately USD 157,400).

Continuous Service Upgrades

Financial PR Services: These services contributed 74% of the Company’s total revenue, amounting to HKD 7.6 million (approximately USD 975,000). The services provided by Intelligent Group include regular media press releases, shareholder lists and investor relations maintenance, press conferences, and annual general meetings.

Project-based PR Services: These services generated HKD 848,600 (approximately USD 108,500) in revenue, more than doubling compared to the previous year. This significant increase is primarily attributed to the heightened demand following the interest rate cut announced by the People’s Bank of China in December 2023, which positively impacted capital markets and fundraising activities.

One-off PR Services: This category brought in HKD 1.9 million (approximately USD 242,200) in revenue, reflecting the company’s ongoing efforts to develop new clients and providing value-added services.

Diverse Client Base and Strong Market Performance

Intelligent Group serves a diverse and robust client base, including listing applicants, listed companies in both Hong Kong and the US, private companies, investors, and international investment banks. During this period, the company added eight new clients listed on the Hong Kong Stock Exchange and one emerging company listed on NASDAQ. The Company attributes these achievements to its strong market reputation and the high-quality services that have gained the trust of its clients.

Future Outlook

Amid a challenging but promising market environment, Intelligent Group will continue to focus on enhancing service quality and technological capabilities to meet the evolving needs of its clients. Additionally, the Company will actively seek new business opportunities to further expand its market share. Looking ahead, management remains optimistic about the Company’s long-term prospects and believes that with continued effort, it can achieve even better performance.

Ms. Lau, Chief Executive Officer and Chairlady of the Board of Intelligent Group, stated, “We are very pleased with the results achieved in the first half of the year. These positive outcomes not only validate the effectiveness of our strategy but also reflect our team’s hard work and dedication. We will continue to adhere to the principle of ‘customer first,’ constantly innovating and improving our service offerings to create greater value for our clients.”

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider in Hong Kong that specializes in providing financial public relations services. Its public relations services include arranging press conferences and interviews, preparing news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

The Company aims to build an effective channel for the exchange of information between the public, investors and its clients. It provides information about its clients to the public and investors in a manner designed to enable them to understand client operations more easily. The Company also provides training to its clients so as to allow them to understand public relations tactics and practice. The goal is to create a positive market image for all its clients.

For more information, please visit the U.S. Securities and Exchange Commission (SEC) website.

For enquiry, please contact Intelligent Group Limited:

PR TEAM

TEL: (+852) 3618 8460

E-MAIL: pr-team@intelligentjoy.com